

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 23, 2016

Via E-mail
Gila Fish
Founder and Chairwoman
POMM Inc.
18 East 41st Street, Floor 14
New York, NY 10017

> **Re:** **POMM Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 27, 2016**
> **File No. 024-10520**

Dear Ms. Fish:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Item 2. Issuer Eligibility

1.   Tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering pursuant to Rule 251 of the Securities Act of 1933. We note in this regard your disclosure on page 33 of your offering statement that "[a]ll of [y]our employees are based in Israel." We

also note that the address and phone number for your principal executive offices listed in Part I of your Form 1-A are the same as the address and phone number for your outside counsel. Finally, it appears that none of your officers or directors actually reside in the United States or Canada, and as such may not direct or coordinate your business from the United States or Canada. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Part II – Offering Circular

Offering Circular cover page

2.   Please do not alter the form of legends required to be included by Part II(a) of Form 1-A and also ensure that you have included all required legends and cover page information, including the disclosure format you are following. Please see Part II(a)(3) and (4) of Form 1-A and revise accordingly.

3.   Given your disclosure that you are conducting a "best efforts" offering, please revise the table on this page to provide the information required by Item 1(e) of Part II of Form 1-A, which includes disclosure of the minimum amount of the offering.

This Offering, page 2

Subscription Documents, page 3

4.   You may not require investors to, or imply that investors will, waive any rights they may have under the Federal securities laws. Please revise this disclosure and your subscription agreement as appropriate.

Business, page 21

5.   We note your reference to your core product being "hacker-proof" and "totally safe from hackers." Please describe to us how you tested your products to determine that your products possess these qualities. Your response should demonstrate how you used objective, empirical evidence to reach the conclusions about performance in the language quoted above. Additionally, please reconcile the use of such language with the risk factors you disclose on pages 10 and 11. This comment applies to your use of similar language throughout the offering statement, such as "failsafe" on page 25 and "almost limitless storage volumes" and "totally secure" on page 29.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Funding Requirements, page 43

6. Refer to the last paragraph in this section. Please reconcile your statement that you believe the proceeds from this offering will fund your operations "until the end of 2018" with your disclosure on page 42 indicating that the proceeds will fund your operations "through 2016."

Signatures

7. Please do not alter the form of text required on the Form 1-A Signatures section. For example, we note that you do not certify that you have reasonable grounds to believe you meet all requirements for filing on Form 1-A. Also, please reconcile the names of the directors who signed the offering statement with the names of your directors as disclosed on page 52.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sunny J. Barkats